MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of March 28, 2025 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. The Company’s audited consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

On July 1, 2024, a 1 for 6 reverse stock split of its common shares was effected by the Company. All share and per share data presented in the discussion below has been adjusted to give effect to the reverse stock split.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

The Company was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 600, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The company operates in two segments: software development technology, sales, and distribution, as well as drone manufacturing, sales, and distribution. Here is an overview of our parent company, ZenaTech, Inc., and its subsidiaries:

•ZenaTech, Inc. (“ZenaTech BC”), originally incorporated under the name ZenaPay, Inc., is a British of Columbia company, is the holding company through which our business operates,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc. (“WorkAware”), a British of Columbia, Canada, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

oTillerStack, Inc. was established for US sales of TillerStack software products.

oZenaDrone GmbH (“ZenaDrone German”) was established for drone sales and drone services in Germany.

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•PsPortals, Inc. (“PsPortals”), provides browser-based enterprise software applications for public safety, and,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a UAE company, established in the Middle East for the manufacturing of drones and batteries.

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

ZenaDrone LLC with its subsidiary ZenaDrone FZE, collectively ZenaDrone, operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2025 when it will have revenue. ZenaDrone entities were a cost center for the nine months ended September 30, 2024.

ZenaTech, formerly known as ZenaPay, originated with cloud-based enterprise software applications tailored for the agriculture sector. These applications offer blockchain-based solutions encompassing payment systems, smart farming, plant tracker software, business management tools, supply-chain blockchain management, compliance management, and government auditing software. Building upon this foundation, ZenaTech is developing a new series of next-generation applications for the agriculture industry, introducing features like point-of-sale, e-commerce, marketing tools, reward cards via mobile app, inventory control, seed-to-store tracking, employee timecards, and live video capabilities.

ZenaTech expanded its portfolio through the acquisition of PacePlus, which includes subsidiaries SystemView and ZigVoice. This move added profitable cloud-based enterprise software applications tailored for the medical services (PacePlus), security (SystemView), and contact center (ZigVoice) industries. ZenaTech has further refined and enhanced these applications, serving various businesses, government agencies, colleges, and healthcare providers.

The acquisition of WorkAware brought a revenue-generating cloud-based safety and compliance management solution that can be deployed across multiple industries, including field management services.

ZenaTech plans to leverage the WorkAware software to expand its drone business into sectors such as agriculture, infrastructure, and mining. WorkAware Canada has been established to cater to software sales in Canada.

Through the acquisition of TillerStack, ZenaTech acquired a profitable cloud-based enterprise field management software and mobile solutions for diverse industries. Utilizing the TillerStack software, ZenaTech aims to extend its drone business into sectors such as infrastructure and mining. TillerStack Wyoming has been established to handle software sales in the US and Canada.

ZenaTech’s acquisition of PsPortals added a revenue-generating cloud-based information management solution catering to law enforcement and public safety agencies. The acquired software will support ZenaTech’s expansion into the drone business, targeting applications in law enforcement, public safety, and government sectors.

ZenaTech has diversified into drone manufacturing, sales, and service operations, establishing several entities across different regions. ZenaDrone Limited, located in Ireland, serves as the company’s platform for drone operations in the European Union. ZenaDrone GmbH. operates in Germany for drone operations, while ZenaDrone Trading, LLC, focuses on commercial activities such as sales, marketing, and demos. Additionally, ZenaDrone Manufacturing (FZE) has been set up in the Middle East as the entity responsible for drone manufacturing, holding a license from Galaxy Batteries, Inc. (owned by Epazz, Inc.) for battery production.

Business Strategies

Our current business is in software development and licensing; however, we plan to expand into the drone business as we anticipate the market for drones to become more prevalent over the next five years. We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack and PsPortals while we pursue our drone business through ZenaDrone. We currently generate all our income from our software business but believe our drone business will increasingly generate income over the next five years as it develops.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

ZenaTech has a history of growth through acquisitions, in which the Company acquires established revenue generating software companies with an established product. When acquired, some products need software updates, however the previous owners might not have had the resources and expertise to accomplish this. The Company may incur costs to update these products in the year after acquisition.

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers. In addition, the ZenaDrone 1000 is ideal for video surveillance and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management and large structure maintenance. The ZenaDrone 1000 has many innovative and proprietary technologies integrated within the product and the associated software controls.

Over the past three years, the Company transitioned the drone business from an idea – to help its agriculture customers – to creating, beta-testing, and producing a plan for marketing its drone and branching into the drone industry.

By the end of 2021, the Company completed the development of the ZenaDrone 1000 and implemented a marketing plan for the product. During 2022, ZenaTech developed market awareness and is currently seeking multiple prospects.

The Company is generating revenue from the drone pilot programs. The Company is receiving revenue with its contract with US Airforce. Also, the company has other pilot programs, once they are completed, each customer has an option to purchase the drone platform from the Company at 35-50% discount within 90 days after the pilot program. The time frame and steps to begin generating revenue will be by converting the pilot customers into paying customers. The pilot customers will sign a purchase order within 90 days. Then the Company would deliver the drone to the customer's facility and train them on the drone platform.

ZenaTech’s common stock is listed on Nasdaq, an American stock exchange, under the ticker ‘ZENA,’ listed on the BMV, a Mexican stock exchange, under the ticker ‘ZENA’ and listed on the Frankfurt Stock Exchange in Germany under the ticker ‘49Q.’

United States of America Military Contracts

ZenaDrone, Inc. was awarded in December 2023 a $75,000 contract by the US Air Force to demonstrate the use of ZenaDrone 1000 being used to carry blood in the field.

ZenaDrone, Inc. signed a contract in December 2023 with the US Naval Research to demonstrate the use of ZenaDrone 1000 being used to carry cargo in below zero temperatures in Greenland.

Highlights of Two-Years Financial Results

We have recorded and prepared our financial statements in accordance with International Financial Reporting Standards for the past two fiscal years. Below we discuss the annual financial statements of last two audited fiscal years ended December 31, 2024, and 2023.

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements,

prepared in accordance with International Financial Reporting Standards (“IFRS”), for the fiscal years indicated and should be read in conjunction with those audited financial statements.

As of December 31,	2024	2023	Variance ($)	Percent (%)

Total assets	$34,646,359	$16,453,876	$18,192,483	111%
Total liabilities	12,287,016	9,134,130	3,152,886	35%
Working capital[1]	4,100,017	1,493,931	2,606,086	174%
Shareholders’ equity	$21,819,343	$7,319,746	$14,499,597	198%
Common shares outstanding	25,101,124	16,843,182	8,257,942	49%
Preferred shares outstanding	17,150,000	–	17,150,000	100%
Super voting shares outstanding	60,000	–	60,000	100%
[1]Working capital is current assets minus current liabilities.

Results of Operations (Revenue)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Revenue	$1,963,605	$1,827,740	$135,865	7%

The Company has only one operating and reporting segment. All revenue is from software licensing and subscription agreements, software support and maintenance, and technology consulting services. Software licensing, subscription agreements, software support and maintenance agreements provide ZenaTech repeat annual sales to existing clients. When the drone segment produces revenue, the Company will have two operating segments. The Company seeks acquisitions of established companies with revenue producing software solutions and an existing client base with a history of licensing renewal. The Company believes this provides stable revenue and positive cash flow while reducing risk.

2024 results

Revenue increased by 7%, to $1.96 million in 2024 from $1.82 million in 2023 due to the acquisitions of Ecker Capital, LLC and ZooOffice, Inc. during the last quarter of 2024. These two subsidiaries were consolidated into the total revenue in the fourth quarter and brought over $532,553 or 37% increase in total 2024 revenue.

Results of Operations (General and administrative expenses)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Amortization and depreciation	$331,394	$263,059	$68,335	26%
Bad debts	–	8,114	(8,114)	(100)%
Financing expenses	1,446,748	470,488	976,260	207%
Programming and support fees	222,010	149,423	72,587	49%
Professional fees – legal, acctg and regulatory	697,393	132,480	564,913	426%
Salaries and benefits	597,212	652,743	(55,531)	(9)%
Stock–based compensation	521,547	–	521,547	100%
Stock issued for services	817,772	–	817,772	100%
General and administrative and other	1,840,168	385,501	1,454,667	377%
Total general and administrative expenses	$6,474,244	$2,061,808	$4,412,436	214%

General and administrative expenses for 2024

ZenaTech’s total 2024 general and administrative expenses increased by $4.4 million from 2023, a 214% increase from 2023. General and administrative expenses totaled $6,474,244, as compared to the year ended December 31, 2023 of $2,061,808. This increase is due to the increase in professional fees due to listing the Company on Nasdaq, a similar increase in stock issued for services, stock payment as compensation to directors and interest expense associated with embedded loan derivatives. The Company became publicly traded on Nasdaq on October 1, 2024.

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Total amortization and depreciation increased by $72,587 or 26% from 2023. The Company amortized more product development during 2024. ZenaTech also purchased an industrial oven for manufacturing batteries in Sharjah, UAE, purchased drone equipment and three vehicles, which are depreciated straight line over 6-years. The Company remodeled three rooms in the Sharjah warehouse and purchased computer equipment, which are depreciated straight line over 5-years. The Company has a new warehouse lease in Sharjah, United Arab Emirates since June 2023. Amortization on current year acquisitions was totaled $49, 645.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense was $Nil in 2024 as compared to $8,114 for the year ended December 31, 2023.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses increased by $976,260 or 207% in 2024, as compared to 2023. During 2024, the Company incurred financing expenses of $712,652 associated with embedded loan derivatives. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $1,446,748 finance expenses in 2024, $1,202,058 was a non-cash flow item. The remaining finance expense of $244,690 is associated with seller notes and acquisition loans payable. ZenaTech terminated four of the 6% interest revolving lines of credit and replaced them with 8% interest revolving lines of credit during the last quarter of 2024.

Programming and support fees are a direct cost of revenue and are incurred internally and externally. ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support, and management fees. The Company will realize this asset through services rendered by Epazz in 2025 and 2026. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions. In this way, the Company eliminates a common complaint associated with software solution providers, which is the provider’s software is outdated and does not work with the newest operating systems. Programming and support fees increased by 49% or by $72,587 from $149,423. This increase was due to more activity related to the drone software as the Company is trying to grow its drone business.

The Company incurs professional fees mainly for accounting, legal, regulatory fees and certain technical services and unique programming issues. The legal fees the Company incurred during the years ended December 31, 2024, and 2023 are fees a company would incur in the normal course of business and are mainly associated with acquisitions, registration, and listing purposes. Professional fees were $697,393 in 2024 or 5.26 higher than $132,480 in 2023, an increase due to hiring more professionals for listing purposes.

The wages and benefits are costs associated with employees and direct full-time consultants. These costs are mainly associated with sales, customer services, in-house programming, and administration. Wages and benefits were $597,212 for the year ended December 31, 2024, which is a 9% decrease from the 2023 costs of $652,743. Of this amount, approximately $285,000 represented the PsPortals payroll, $45,018 was the TillerStack payroll and $17,700 was the WorkAware payroll.

Stock–based compensation is incurred by the Company for services provided by the Board of Directors and Officers. Stock–based compensation is considered an expense at the time shares are awarded. During 2024 ZenaTech issued 208,359 shares of common stock to Directors and Officers for $521,547 for services from January 1, 2022, to December 31, 2024. There were no payments made during 2023 to the Board of Directors nor Company Officers for the 2023 or 2022 services.

General and administrative and other expenses consist mainly of advertising, rent, travel costs, general liability insurance and other office expenses and banking costs. These costs totaled $1,840,168 for 2024 as compared to $385,501 for 2023, an increase by about $1.45 million. The reasons for this change are described below.

•Costs for marketing the drone saw a significant increase during 2024. Advertising costs were up by $1.1 million. By comparison, marketing costs were $98,780 during 2023.

•Rent expenses went up to $414,461 during 2024 from $187,059 the rent in 2023. The Company now rents an apartment in Sharjah, UAE.

•Travel costs increased by 157% to $218,356 from $84,935 during the year ended December 31, 2024, as compared to the prior year. This increase in travel costs is mainly associated with the technological development of the drone product and market awareness.

•The Company’s insurance expense was $30,556 in 2024 higher than the 2023 amount of $11,384. ZenaTech added general liability insurance for Directors and Officers during October 2024 to its insurance policies. The total amount of the policy will be amortized over a twelve-month period.

•Miscellaneous banking and payment clearing costs were $22,544 during 2024 and it increased by almost two times from $13,608 during 2023 due to the Company having more bank transactions to clear.

Results of Operations (Other income, expenses and foreign currency)

For the year ended December 31,	2024	2023	Variance ($)	Percent (%)

Net loss before other income and expenses	$(4,510,639)	$(234,068)	$(4,276,571)	1,827%

Interest income	27,348	–	27,308	100%
Foreign currency exchange gain	(48,105)	(11,608)	(36,497)	314%
Income tax recovery	–	4,172	(4,172)	-100%
Net income (loss) for the year	(4,531,396)	(241,504)	(4,289,892)	1,776%
Foreign currency translation reserve	433,848	(10,443)	444,291	(4,254)%
Comprehensive income (loss) for the year	$(4,097,548)	$(251,947)	$(3,845,601)	1,526%

ZenaTech incurred a loss before other income and expenses of $3,859,625 during the year ended December 31, 2024, as compared to a loss of $234,068 during the year ended December 31, 2023. Significant effects on the loss before other income and expenses during 2024 as compared to 2023 include the following:

•The listing on Nasdaq saw a significant increase in professional fees for finance services, such as financing services, lawyer and auditing firms. The total of these costs in cash or stock was $1.382 million.

•ZenaTech issued to its Directors and Officers compensation for their services from 2022 to date in common stock for $521,547.

•ZenaTech incurred financing expenses of $712,652 associated with embedded loan derivatives.

•An increase in revenue of $532,553 following the acquisition of Ecker and ZooOffice which more than offset a decrease in WorkAware revenue by $378,443.

Changes to other income or expenses during 2024 as compared to 2023 were the following:

•Increase in interest income by $27,348 from the Epazz Note.

•Foreign currency exchange loss increased by $36,497 during 2024 as compared to 2023.

•Income tax recovery went down to $Nil as compared to a gain of $4,172 in 2023.

Foreign currency exchange income or expense is considered a component of net income. The amount is calculated based on realized foreign currency gains or losses. Foreign currency translation reserve adjustment is not considered a component of net income but is a separate component of shareholders’ equity. The amount is calculated based on unrealized foreign currency gains or losses.

Amounts included in income tax recovery are associated with deferred income taxes and timing differences between taxable income and financial income. These timing differences were fully reversed in 2024.

For the year ended December 31, 2024 net loss was $3,846,297 while for the year ended December 31, 2023 net loss was $241,504. Comprehensive net loss for the year ended December 31, 2024 was $3,412,449 as compared to a net loss of $251,947 for the year ended December 31, 2023.The difference between net income or loss and comprehensive income or loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local. The suppliers did not experience strikes or work stoppages.

Summary of the Drone Development Costs

For the year ended December 31,	2024	2023
	Capitalized	Capitalized
Research and development of the drone, USA	$–	$–
Programming and support fees	4,055,745	–
Salaries and benefits	–	–
Manufacturing development facilities Sharzah, UAE	–	602,038
Total costs –drone	$4,055,745	$602,038

ZenaTech incurred $4,055,745 associated with the development of the drone during 2024, which were capitalized.

The Company incurred $302,038 associated with the development of the drone during 2023, which were capitalized.

Balance Sheet Data (summary data)

As of December 31,	2024	2023	Variance ($)	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total long-term assets	28,367,882	13,882,511	14,485,371	104%
Total assets	34,646,359	16,453,876	18,192,483	111%
Total current liabilities	2,178,460	1,077,434	1,101,026	102%
Total long-term liabilities	10,648,556	8,056,696	2,591,860	32%
Total shareholders’ equity	21,819434	7,319,743	14,499,597	198%
Total liabilities and shareholders’ equity	$34,646,359	$16,453,876	$18,192,483	111%

2024 Results

ZenaTech’s total assets went up by 111% to $34,646,359 as of December 31, 2024 from $16,453,876 as of December 31, 2023.

The Company’s total current assets increased by $3,707,112, or 144%, for the year ended December 31, 2024, as compared to 2023. ZenaTech converted debt and stock to cash to have funds available for anticipated acquisitions and drone development during 2025. Cash increased by $3.7 million, net accounts receivable increased $159,986 due to the acquisition of Ecker and ZooOffice. The short-term advance to affiliates for future services decreased by $581,082. Other current assets went up by $375,317, representing part of prepaid services to Maxim Group.

ZenaTech’s fixed assets increased by $385,363 during 2024. The Company bought three vehicles, one in the USA and two in UAE. It also purchased an oven for manufacturing batteries in Sharjah, UAE, and remodeled three rooms in the warehouse in Sharjah.

Total long-term assets increased by $28,367,882 or 104%, for the year ended December 31, 2024, from $13,882,511. The three major causes for this increase were the increase in intangible assets such as drone patents by $39,243,691 and goodwill by $5,957,435 following the purchases of patents and Ecker Capital and ZooOfffice, which were beneficial acquisitions to the company in the drone business. These acquisitions also increased product development by $2,978,717. The third major increase was $9,015,900 in long-term advance to affiliate. This amount relates to the management services agreement with Epazz and is due to increased business activity in Lahore, Pakistan and Sharjah, UAE.

ZenaTech’s total liabilities went up by 58% to $14,465,476 as of December 31, 2024, from $9,134,130 as of December 31, 2023.

Total current liabilities were $2.18 million as of December 31, 2024 and they increased by $1.10 million or 102% from December 31, 2023 due to the two companies acquisitions. Accounts payable increased by 145% to $710,893 from $290,367 as of December 31, 2023. Deferred revenue went up to $1.2 million from $0.6 million. There was little change in lease liability and lines of credit.

Total long-term liabilities increased by 32% to $10,496,191 as of December 31, 2024 from $8,056,696 as of December 31, 2023, a difference of $2.5 million. Total long-term lease obligation went down by $42,201 and the loans payables went up by $1.9 million as the Company continues to use debt to fund its operations. In addition, long-term debt increased by $712,652, which is associated with embedded loan derivatives.

Total shareholders’ equity increased by $18,192,483 and was $21,819,343 for the year ended December 31, 2024 as compared to $7,319,746 for the year ended December 31, 2023. The Company issued common stock, preferred stock and super voting stock during 2024 in payment for financial services, directors and officers services, cash, debt conversions to equity, debt origination fees, purchasing Ecker and ZooOffice and three patent purchases.

Liquidity and capital resources

Liquidity risk is the risk that the Issuer will not be able to meet its obligations as they become due. The Issuer manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Liquidity risks can be challenging for all companies, especially those companies how’s product lines are in the product development, market introduction or product growth cycle. In 2024, the Company’s drone product completed the product development stage. Drone technology has a need for capital resources associated with marketing, drone distribution and production line setup. The Company manages these liquidity risks and capital resources needs in several ways. But the Company has two sides. First of which, it is a successful technology driven software company with positive margins in a business with established clients, including some in the government sector. The software and solutions side of the business provides needed cash flow for the drone technology side of the business.

Starting late in 2019, the Company has incurred costs for drone development. Most development has been completed in-house with new and existing personnel. The Company has engaged certain outside experts for specific needs when required. The Company believes this process has kept the drone development costs below what other companies may have incurred. None-the-less, the Company will continue to face challenges with drone marketing and deployment. The greater amount of capital the Company can secure in the future will have a positive impact on the growth of drone sales.

ZenaTech did not have any commitments for capital expenditures as of December 31, 2024. During 2024 ZenaTech spent about $4,05 million on the drone business, used to support the manufacturing facility to purchase machinery and final stages of development in the warehouse facility in Sharjah, UAE. Currently the drones are manufactured by hand. The Company used the funds to purchase machines to speed up the manufacturing process and quality of the drone product.

ZenaTech’s existing cash and funds available through lines of credit will be sufficient to finance the next twelve months of the Company’s operations. ZenaTech anticipates that cash generated internally, and lines of credit will be sufficient to fund the drone development. The available funds through short-term lines of credit are more than $32,800,000. These funds are available through five separate lenders and credit facilities. In addition, the Company will receive repayments from Epazz, Inc. of long-term funds currently advanced to them.

The Company has adequate short-term capital associated with software subscriptions, programming, maintenance, and support. The Company has a receivable from Epazz, Inc. of $1.9 million as of December 31, 2024 and by comparison it was $2.5 million as of December 31, 2023. This receivable will provide funding for programming and support fees in 2025, which are associated with software services.

Following is a chart calculating working capital as of December 31, 2024, with a comparison to working capital as of December 31, 2023.

Net Working Capital Calculation

As of December 31,	2024	2023	Variance	Percent (%)
Total current assets	$6,278,477	$2,571,365	$3,707,112	144%
Total current liabilities	2,178,460	1,077,434	1,101,026	32%
Net working capital	$4,100,017	$1,493,931	$2,606,086	174%

2024

ZenaTech’s 2024 net working capital was $4,100,017, a 174% increase from 2023, and the reasons for this change are explained below.

Total current assets increased by $3,707,112, or 144%, for the year ended December 31, 2024, as compared to 2023. ZenaTech converted debt and stock to cash to have funds available for acquisitions and drone development during 2025. Cash increased by $3.75 million, net accounts receivable increased $159,986 due to bringing over accounts receivable from the acquisition of Ecker and ZooOffice. The short-term advance to affiliates for future services decreased by $581,082. Other current assets went up by $375,317, representing part of prepaid services to Maxim Group.

Total current liabilities were $2.18 million as of December 31, 2024 and they increased by $1.10 million or 32% from December 31, 2023 due to the two companies acquisitions. Accounts payable increased by 403% to $1.46 million from $0.3 as of December 31, 2023. Deferred revenue went up to $1.28 million from $0.6 million. There was little change in lease liability and lines of credit.

Long-Term Debt

	As of	As of
	December 31,	December 31,
	2024	2023
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$766,201	$–
SBA Loan – ZooOffice, Inc.	225,025	–
SBFS LLC Loan dba RapidAdvance	52,379	–
GG Mars Capital, Inc. LOC (note 15)	992,798	2,508,843
Star Financial Corporation LOC (note 15)	1,394,839	1,993,072
Jennings Family Investments, Inc. LOC (note 15)	3,921,087	2,470,429
Lone Stella, Inc. LOC	539,556	–
GG Mars Capital, Inc. Debenture (note 15)	235,874	–
Nancy Cowden RLOC	1,080,380	–
ProPal Investments, LLC. (note 15)	575,400	662,150
PsPortals, Inc. acquisition note (note 4)	–	227,637
Marie Pindling Debenture (note 15)	–	–
Olga Passley Debenture (note 15)	–	–
Yvonne Rattray Debenture (note 15)	–	–
Nancy Cowden Debenture	–	–
Embedded loan derivative	712,652	–
Total Loans Payable	$10,496,191	$7,862,130

ZenaTech has borrowed funds from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. in the past to meet strategic objectives for software services expansion, acquisitions, and drone technology development. GG Mars Capital and Star Financial Corporation are related parties to the Company. Certain borrowings from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. may have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

During 2024 ZenaTech cancelled the 6% interest revolving lines of credit with GG Mars Capital, Star Financial Corporation, Jennings Family Investments, GG Mars Corporation Debentures and Nancy Cowden and replaced them with 8% interest revolving lines of credit and an additional new creditor is Lone Stella, LLC. Long-term debt increased by $712,652, which is associated with embedded loan derivatives.

2024

The Company continues to borrow to fund its operation’s growth in 2024. The long-term debt increased only by $2.634.061, which includes a derivative of $712,652. The percentage increase in debt was 34% during 2024 as compared to 2023.

Notes Payable

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

There were no borrowings outstanding under this agreement as of December 31, 2024, or, 2023.

SBA Loan - ZooOffice

ZooOffice, Inc., a subsidiary of Epazz, Iinc, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in December 2021. ZooOffice received a $150,000 USD loan for 30 years with a 3.5% interest on December 31, 2021. The SBA ZooOffice loan is due December 31, 2052 and interest of $731 USD is accrued each reporting period. The Company started to make payments for this loan starting with January 16, 2023.

The Company acquired this loan with the ZooOffice purchase as of October 1, 2024.

The Company owed $156,431 USD or $225,025 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBA Loan - Interactive Systems

Interactive Systems, Inc., a subsidiary of Ecker Capital LLC, applied for a Disaster loan to cover expenses and maintain the business during the period of Covid in March 2021. Interactive Systems received a $500,000 USD loan for 30 years with a 3.75% interest on October 31, 2021. The SBA loan from Interactive Systems is due September 25, 2051 and interest is accrued each reporting period. The interest was added to the principal as of March 2024. The Company started to make payments for this loan in March 2024.

The Company acquired this loan with the Ecker purchase as of October 1, 2024.

The Company owed $532,639 USD or $766,201 and no accrued interest as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

SBFC LLC - DBA RapidAdvance Loan

Ecker Capital has a loan with SBFC LLC, DBA RapidAdvance with a variable interest rate originating on 11/30/2022. The loan amount has a principal of $37,000 USD or $53,225 and had an interest rate of 59%. ZenaTech acquired this loan with the Ecker Capital purchase as of October 1, 2024. The amount acquired was $44,684 USD or $61,673, representing $37,000 USD or $53,225 in principal and $7,684 USD or $8,448 in interest. The currency exchange rate used in calculations was $1 USD to $1.3802 CAD as of October 1, 2024, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company makes weekly payments of $1,334 USD or $1,919, representing the interest rate of 89%, which accrues every month.

The Company had a balance of $36,412 USD or $52,379, made loan payments of $17,346 USD or $24,953 and had accrued interest of $9,074 USD or $13,054 as of December 31, 2024. The currency exchange rate used in year-end calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company had a balance of $42,753 USD or $56,618, incurred accrued interest of $610 USD or $808 and made $46,531 USD or $61,621 loan payments as of December 31, 2023.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 12). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 15). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for

$5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $21,606 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 11 and 15). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 15). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 15). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $16,281 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Jacob D Sherman Purchase Agreement

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Jacob D Sherman 9,728 shares of common stock and 9,728 warrants for $137,985 USD on July 24, 2024 under this agreement.

Jennings Family Investments, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”) for a convertible line of credit of $100,000 USD on August 1, 2019. Cloud Builder was controlled by the Company’s Chief Financial Officer. Cloud Builder, Inc. assigned the note to Jennings Family Investments, Inc on August 1, 2023. The Company issued the Lender a promissory note for $100,000 USD and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable in the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. The Lender has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Both parties amended the note on August 1. 2020, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. The Lender converted $640,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Jennings Family Investments, Inc. 2019 six percent loan agreement was terminated and the $1,951,184 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $27,643 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $6,000,000 USD or $7,975,800 and the amount drawn was $1,865,460 USD or $2,470,429 as of December 31, 2023. The Company had accrued interest expense of $37,660. The lender had an unrealized currency loss of $(703). The currency exchange rate was $1 USD to $1.3243 CAD on December 31, 2023, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Lone Stella Purchase Agreement July 2024

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $862,362 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Lone Stella 60,855 shares of common stock and 60,855 warrants for $862,362 USD on July 24, 2024 under this agreement.

Lone Stella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech,

Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $78 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Nancy Cowden Subscription Debenture

The Company secured a $1,000,000 USD or $1,323,400, three-year loan from Nancy Cowden on March 14, 2024. The principal is due March 15, 2027. This loan carries 200 units, and one unit contains $5,000 USD or $6,622 unit of debenture, which equals $1,000,000 USD or $1,362,600. The subscriber will wire $100,00 upon the execution of the agreement and will wire the remaining $900,000 upon the SEC sending a completed review letter which means the registration statement is effective and approved. Each one unit of debenture carries an annual rate of ten percent (10%) monthly converted into additional principal each month. The loan also has a minimum conversion amount of $25,000 USD or $33,118, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $100,000 USD or $135,390. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024. This loan agreement was terminated and any outstanding balance that was due was rolled over into the new agreement on October 9, 2024 to a new loan, see Nancy Cowden Revolving Line of Credit below.

Nancy Cowden Purchase Agreement July 2024

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued Nancy Cowden 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD on July 24, 2024 under this agreement.

Nancy Cowden October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that

ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Nancy Cowden has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company’s outstanding balance on this loan was $751,047 USD or $1,080,380 and made no interest payments related to this loan and accrued interest of $2,005 USD or $2,884 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

PsPortals, Inc. Note

ZenaTech acquired all stock of PsPortals, Inc., a Delaware corporation, for $901,818 USD, on January 7, 2022, with an effective date of December 31, 2021. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022 for $568,755 USD, which includes additional interest of six percent (6%) per year, has a maturity date of December 31, 2024 and was payable to its former shareholders. The Company paid this loan in the last quarter of 2024.

The Company paid $227,267 to former PsPortals shareholders and had $Nil currency exchange loss as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The outstanding balance on this loan was $227,637 as of December 31, 2023. The Company paid $181,417 to former PsPortals shareholders and had a currency exchange loss of $9,514. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $100,000 USD or $143,850 towards the principal during the last quarter of 2024.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400 and it incurred no unrealized currency exchange loss related to interest accrued on this loan as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2023.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $11,271 USD or $16,866 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on

https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt is 2,545,298 as of December 31, 2024. This assumes all potentially convertible debt was converted as of December 31, 2024. Other assumptions include a common stock market price of $7.69 USD or $11.06 per share on December 31, 2024 and a USD to Canadian conversion rate $1.4385 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	December 31,	of
	2024	Shares
GG Mars Capital, Inc. – revolving line of credit	$992,798	112,185
Star Financial Corporation – revolving line of credit	1,394,839	157,615
Jennings Family Investments, Inc. – revolving line of credit	3,921,087	443,078
Lone Stella – revolving line of credit	539,556	1,618,668
Nancy Cowden – revolving line of credit	235,847	26,650
GG Mars Capital, Inc. – convertible debenture at 20% discount	1,080,380	122,082
Propal Investments LLC – convertible debt at a 20% discount	575,400	65,020
Total Number of Common Stock Shares Debt can Convert to	$8,739,907	2,545,298